MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2015

As of March 14, 2016

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the year ended December 31, 2015

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc.’s and its subsidiaries’ (“Fortuna’s” or the “Company’s”) performance and that may affect its future performance. This MD&A was prepared as of March 14, 2016 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; mine operating earnings (loss); and adjusted EBITDA. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

2015 Highlights

Full Year Financial and Operating Highlights

Net loss for the year ended December 31, 2015 (“2015”), amounted to $10.6 million compared with $15.6 million net income for the year ended December 31, 2014 (“2014”), resulting in a basic loss per share of $0.08 (2014: earnings of $0.12).

For the year ended December 31, 2015, the Company recorded an impairment on its Caylloma Mine for $25.0 million, before tax.  Refer to the below discussion on the Impairment of Caylloma Mine.

The Company’s adjusted net income was $6.7 million (2014: $15.7 million), after adjusting for the non-cash impairment of Caylloma Mine, net of tax, of $17.0 million ($25.0 million before tax) and other minor items.  Refer to non-GAAP financial measures.

Silver sold decreased 1% to 6,618,784 ounces from the prior year, while the realized silver price decreased 17% to $15.65 per ounce. Gold sold increased 10% to 39,209 ounces, while the realized gold price decreased 8% to $1,156.24 per ounce. Sales comprised 58% silver and 22% gold, compared with 64% and 19%, respectively, in the prior year.

Cash flow from operations, before changes in working capital, refer to non-GAAP measures, decreased 49% to $30.6 million (2014: $59.8 million) from the prior year, reflecting an increase of $14.4 million in income taxes paid related mostly to timing issues in the payment of income taxes. Operating cash flow per share, before changes in working capital items, decreased to $0.24 (2014: $0.47) (refer to non-GAAP financial measures). Cash and cash equivalent and short term investments increased $31.0 million (40%) to $108.2 million (2014: $77.3 million).

Silver production marginally increased to 6,624,635 ounces (2014: 6,599,300 ounces), and gold production increased 12% to 39,689 ounces (2014: 35,316 ounces).

Management’s Discussion and Analysis Page - 2

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $14.51, below our annual guidance of $16.61 for 2015 (refer to non-GAAP financial measures).

San Jose’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $12.86 and below the annual guidance of $16.27 for 2015 (refer to non-GAAP financial measures).

Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $13.56 and above our annual guidance of $12.78 for 2015 (refer to non-GAAP financial measures).

Fourth Quarter 2015 Financial Highlights

For the fourth quarter ended December 31, 2015 (“Q4 2015”), net loss amounted to $17.3 million (Q4 2014: income of $0.1 million), resulting in basic loss per share of $0.13 (Q4 2014: $nil). Loss before income tax for Q4 2015 was $21.2 million, compared with income of $3.4 million in Q4 2014.

The Company’s Q4 2015 adjusted net loss was $0.1 million (Q4 2014: income of $0.2 million), after adjusting for the non-cash impairment of Caylloma Mine, net of tax, of $17.0 million ($25.0 million before tax) and other minor items.  Refer to non-GAAP financial measures.

Silver sold remained flat, at 1,614,908 (Q4 2015: 1,611,313) ounces, while the realized silver price decreased 9% to $14.80 per ounce from the same period in the prior year.  Gold sold increased 12% to 9,865 ounces, while the realized gold price decreased 7% to $1,106.34 per ounce.

2016 Guidance and Outlook

2016 Production and Cash Cost Guidance

For 2016, the production and cash cost guidance is noted in the table below.

Mine	Silver (Moz)	Gold (koz)	Investments ($ million)	Cash Cost ($/t)	AISCC** ($/ oz Ag)
San Jose, Mexico	5.9	42.0	46.0	57.4	9.1
Caylloma, Peru	1.2	0.9	12.9	79.4	12.5
Total	7.0	42.8	58.9	--	--

** All-in sustaining cash cost (“AISCC”) per ounce of silver is net of by-products gold, lead and zinc

   All-in sustaining cash cost is a non-GAAP financial measure

Total figures may not add up due to rounding.

•

The 2016 San Jose Mine AISCC of $9.1/oz Ag includes $2.5/oz Ag, or $13.9 million in sustaining capital investments mainly related to mine development and the expansion of the dry stack tailings deposit.

•

The consolidated AISCC is estimated to be $11.1/ oz Ag.

•

Caylloma Mine zinc and lead production is forecast at 43.7 million pounds and 42.5 million pounds, respectively.

Management’s Discussion and Analysis Page - 3

San Jose Mine AISCC guidance

Item	2016 Guidance ($/oz Ag)
Cash cost net of by-product credits	3.4
Commercial and government royalties and mining tax	0.6
Workers’ participation	0.5
Selling, general and administrative expenses (operations)	0.7
Adjusted operating cash cost	5.2
Sustaining capital expenditures	2.5
Brownfields exploration expenditures	1.5
All-in sustaining cash cost per payable ounce of silver	9.1

Total figures may not add up due to rounding.

Caylloma Mine AISCC guidance

Item	2016 Guidance ($/oz Ag)
Cash cost net of by-product credits	(1.0)
Commercial and government royalties and mining tax	0.6
Workers’ participation	0.1
Selling, general and administrative expenses (operations)	2.5
Adjusted operating cash cost	2.3
Sustaining capital expenditures	7.6
Brownfields exploration expenditures	2.6
All-in sustaining cash cost per payable ounce of silver	12.5

Total figures may not add up due to rounding.

Consolidated AISCC guidance

Item	2016 Guidance ($/oz Ag)
Cash cost net of by-product credits	2.7
Commercial and government royalties and mining tax	0.6
Workers’ participation	0.4
Selling, general and administrative expenses (operations)	1.0
Adjusted operating cash cost	4.7
Selling, general and administrative expenses (corporate)	1.4
Sustaining capital expenditures	3.3
Brownfields exploration expenditures	1.7
All-in sustaining cash cost per payable ounce of silver	11.1

Total figures may not add up due to rounding.

Management’s Discussion and Analysis Page - 4

2016 Outlook

San Jose Mine, Mexico

San Jose plans to process 875,000 tonnes of ore averaging 230 g/t Ag and 1.65 g/t Au. An increase of mill throughput from 2,000 tpd to 3,000 tpd is planned for July 2016. Capital investment is estimated at $46 million.

Major capital investments include:

•

3,000 tpd mill expansion:

$21.9 million

•

Mine development:

$  7.0 million

•

Dry stack tailings deposit expansion:

$  4.5 million

•

Brownfields exploration:

$  8.2 million

Caylloma Mine, Peru

Caylloma plans to process 503,100 tonnes of ore averaging 89 g/t Ag, 4.08 % Pb and 4.37 % Zn. A 10% increase in mill throughput from 1,300 tpd to 1,430 tpd is planned for March. Capital investment is estimated at $12.9 million.

Major capital investments include:

•

Mine development:

$  6.4 million

•

Processing  plant optimization:

$  1.0 million

•

Brownfields exploration:

$  2.9 million

Brownfields Exploration Highlights

San Jose Mine, Mexico

Brownfields exploration program budget for 2016 at the San Jose Mine is $8.2 million, which includes 22,000 meters of diamond drilling and the development of a 1,500 meter underground exploration drift that will allow better access to test the northern extension of the Trinidad North vein system.  Exploration drilling is in progress at the Trinidad Central zone in the San Jose Mine and at La Noria/San Antonio vein system, a parallel vein system located two kilometers to the west of the San Jose Mine area.  The Company disclosed further details of San Jose’s brownfields exploration program on December 16, 2015 (refer to “Fortuna provides year-end update for the San Jose Mine, Mexico”).

Caylloma Mine, Peru

Brownfields exploration program budget for 2016 at the Caylloma Mine is $2.9 million, which includes 17,000 meters of diamond drilling.  Drilling will be focused on testing new exploration targets in the northern portion of the Caylloma District and in the Pisacca prospect area located a short distance to the southwest of the plant as well as further exploring the northeastern extension of the Animas Vein.

Management’s Discussion and Analysis Page - 5

Results of Operations

Consolidated Metal Production

	Three months ended December 31,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated

Silver (oz)	323,820	1,261,495	1,585,315	544,977	1,083,215	1,628,191
Gold (oz)	193	9,762	9,955	335	8,561	8,896
Lead (000's lbs)	8,361	-	8,361	4,084	-	4,084
Zinc (000's lbs)	9,599	-	9,599	6,986	-	6,986
Production cash cost (US$/oz Ag)*	6.57	1.81	2.77	7.70	4.13	5.32
All-in sustaining cash cost (US$/oz Ag)*	16.47	16.80	18.13	14.64	9.42	12.51
* Net of by-product credits from gold, lead and zinc

	Years ended December 31,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated

Silver (oz)	1,695,742	4,928,893	6,624,635	2,202,540	4,396,760	6,599,300
Gold (oz)	1,163	38,526	39,689	1,820	33,496	35,316
Lead (000's lbs)	23,835	-	23,835	16,152	-	16,152
Zinc (000's lbs)	35,829	-	35,829	27,361	-	27,361
Production cash cost (US$/oz Ag)*	6.60	2.57	3.59	7.02	3.52	4.69
All-in sustaining cash cost (US$/oz Ag)*	13.56	12.86	14.51	14.13	12.07	14.48
* Net of by-product credits from gold, lead and zinc

 Consolidated production highlights for 2015 are as follows:

•

Silver production of 6,624,635 ounces; 0.4% increase over 2014

•

Silver and gold production were 2% and 13%, respectively, above 2015 production guidance

•

Gold production of 39,689 ounces; 12% increase over 2014

•

Zinc production of 35,828,558 pounds; 31% increase over 2014

•

Lead production of 23,834,964 pounds; 48% increase over 2014

•

Cash cost for San Jose of $58.83/t; 7% under 2014, and 6% under annual guidance of $62.7/t

•

Cash cost for Caylloma of $85.76/t; 5% under both 2014 and annual guidance of $90.3/t

*Ag Eq calculated using silver to gold ratio of 60 to 1

Management’s Discussion and Analysis Page - 6

Compared with the prior year, silver production remained flat and gold production increased 12%, explained largely by the commissioning of the San Jose plant expansion from 1,800 tpd to 2,000 tpd in April 2014 as well as higher head grades. Silver and gold production for 2015 totaled 6.6 million ounces and 39,689 ounces, respectively, reflecting 102% and 113%, respectively, of the Company’s annual guidance (see Fortuna news release dated January 14, 2016).

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per ounce of payable silver for 2015, net of by-product credits, was $14.51, in line with the prior year (2014: $14.48) and below our 2015 guidance of $16.61 as a result of lower unit costs, higher by-product credits, and lower sustaining capital expenditures. Refer to non-GAAP financial measures.

San Jose Mine Review

San Jose is an underground silver-gold mine located in the State of Oaxaca in southern Mexico. The following table shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	172,789	181,702	717,505	676,959
Average tonnes milled per day	2,071	2,019	2,072	1,928

Silver
Grade (g/t)	245	208	234	226
Recovery (%)	93	89	91	89
Production (oz)	1,261,495	1,083,215	4,928,893	4,396,760
Gold
Grade (g/t)	1.90	1.65	1.83	1.72
Recovery (%)	93	89	91	90
Production (oz)	9,762	8,561	38,526	33,496
Unit Costs
Production cash cost (US$/oz Ag)*	1.81	4.13	2.57	3.52
Production cash cost (US$/tonne)	55.45	60.41	58.83	62.99
Unit Net Smelter Return (US$/tonne)	146.65	129.12	144.77	157.55
All-in sustaining cash cost (US$/oz Ag)*	16.80	9.42	12.86	12.07
* Net of by-product credits from gold

Silver and gold annual production for 2015 increased 12% and 15% to 4,928,893 and 38,526 ounces of silver and gold, respectively, above the prior year’s production. The increases were the result of higher throughput of 6%; higher head grades of 3% and 6% for silver and gold, respectively; and higher metallurgical recovery of 2 percentage points for both silver and gold. See sales for information on metal sold.

Silver and gold annual production was 15% and 16%, respectively, above 2015 guidance. Annual average head grades for silver and gold were 234 g/t and 1.83 g/t, or 9% and 10%, above plan. Increased silver and gold production was the result of higher contributions in ore tonnage and grade from Level 1,100 relative to the mine plan and of 3% higher metallurgical recoveries and mill throughput.

Management’s Discussion and Analysis Page - 7

Silver production in Q4 2015 was 1.3 million ounces compared to 1.1 million ounces in the same period of the prior year.  Silver and gold production was 16% and 14%, respectively, above Q4 2014.

Cash cost per tonne of processed ore for 2015 was $58.83, or 7% below the cost in the prior year, and 6% below the annual guidance of $62.7/t. The devaluation of the Mexican peso throughout the year had a positive effect on our costs, of $4.43/t. Excluding this effect, cash cost for 2015 was 1% above the prior year. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $12.86 for 2015 (refer to non-GAAP financial measures), below the annual guidance of $16.27 as a result of lower unit costs and lower sustaining capital expenditures.

Cash cost per tonne of processed ore for Q4 2015 was $55.45, or 8% below Q4 2014.  The devaluation of the Mexican peso throughout the year had a positive effect on our costs, of $3.88/t. Excluding this effect, cash cost for Q4 2015 was 2% below cost in Q4 2014.

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

Year ended December 31, 2015
(Expressed in $ millions)	Cuzcatlan
Plant and equipment	$3.3
Dry stack tailings deposit project	25.0
Equipment and infrastructure	28.3
Plant expansion	9.4
Infill drilling	1.6
Mine development	5.9
Brownfields exploration	3.5
$48.7

Processing plant expansion to 3,000 tpd

The expansion of the mill capacity to 3,000 tpd from the current 2,000 tpd is currently under way, with a planned commissioning for mid-2016 (see Fortuna news releases dated December 17, 2014, October 15, 2015, and December 16, 2015). Also, see Fortuna news release dated August 12, 2015.

Work on the third expansion of the San Jose Mine to 3,000 tpd is advancing on schedule and within budget, with 64% progress as of the end of December 2015.

Management’s Discussion and Analysis Page - 8

Dry stack tailings deposit and filter facility project

Construction of the dry stack tailings deposit and the tailings filter facility have progressed according to schedule in spite of a delay in the delivery of the filters from the supplier. The project is in the final stages of dry commissioning and is 8% below the approved budget of $29.2 million. The first stage of the dry stack deposit was built to provide storage capacity until year-end 2016. The deposit will be expanded in 2016 to provide storage capacity through April 2017 at an estimated capital expenditure (CAPEX) of $3.5 million and will continue to be expanded as required throughout the life of mine (see Fortuna news release dated December 16, 2015). The dry stack tailings deposit and filter facility project is advancing on schedule and within budget, with 97% progress as of the end of December 2015.

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

Management’s Discussion and Analysis Page - 9

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	117,776	117,060	466,286	464,823
Average tonnes milled per day	1,309	1,301	1,306	1,302

Silver
Grade (g/t)	103	173	136	174
Recovery (%)	83	84	83	85
Production (oz)	323,820	544,977	1,695,742	2,202,540
Gold
Grade (g/t)	0.22	0.27	0.26	0.31
Recovery (%)	23	33	30	40
Production (oz)	193	335	1,163	1,820
Lead
Grade (%)	3.38	1.70	2.47	1.70
Recovery (%)	95	93	94	93
Production (000's lbs)	8,361	4,084	23,835	16,152
Zinc
Grade (%)	4.09	3.03	3.84	2.97
Recovery (%)	90	89	91	90
Production (000's lbs)	9,599	6,986	35,829	27,361
Unit Costs
Production cash cost (US$/oz Ag)*	6.57	7.70	6.60	7.02
Production cash cost (US$/tonne)	81.77	91.60	85.76	90.57
Unit Net Smelter Return (US$/tonne)	103.17	130.13	117.58	144.57
All-in sustaining cash cost (US$/oz Ag)*	16.47	14.64	13.56	14.13
* Net of by-product credits from gold, lead and zinc

Silver production in 2015 was 1.7 million ounces, 23% below 2014, due to a 22% lower head grade. The decrease in silver production was the result of lower production from the Bateas high-grade silver vein and Level 6 of the Animas Vein.  Zinc and lead production in 2015 increased 31% and 48% over 2014.

Silver annual production was 1.7 million ounces, or 11% below the revised guidance of 1.9 million ounces resulting from a management decision to focus on base metal-rich zones of the polymetallic Animas Vein.  Mining at the high-grade Bateas Vein stopped in the fourth quarter of 2015.

Zinc and lead annual production was 12% and 22%, respectively, above the revised 2015 guidance of 32.1 million pounds and 19.5 million pounds, respectively.

Silver production in Q4 2015 was 0.32 million ounces compared to 0.54 million ounces in the same period of the prior year.  Zinc and lead production was 37% and 105%, respectively, above Q4 2014.

Management’s Discussion and Analysis Page - 10

Cash cost per tonne of processed ore at Caylloma for 2015 was $85.76 , a decrease of 5% from the prior year due to lower indirect costs related to headcount, lower distribution costs related to zinc concentrate transport tariffs, and a 14% devaluation of the Peruvian nuevo sol and was 5% below the annual guidance of $90.3/t. Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $13.56 for 2015, compared with the annual guidance of $12.78 (refer to non-GAAP financial measures).

Cash cost per tonne at Caylloma for Q4 2015 was $81.77, 11% below Q4 2014, as a result of lower mining costs related to decreased sourcing of ore from the high-grade silver-bearing Bateas Vein (where conventional mining takes place), the devaluation of the Peruvian nuevo sol, and restructuring efforts impacting mining and indirect costs.

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

Year ended December 31, 2015
(Expressed in $ millions)	Bateas
Equipment and infrastructure	3.2
Plant expansion	1.6
Mine development	4.7
Brownfields exploration	0.5
$10.0

Impairment of Caylloma Mine

Assets are reviewed and tested for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units (“CGUs”).

The recoverable amounts of the Company’s CGUs, which include mineral properties, plant and equipment are determined where facts and circumstances provide impairment indicators. The recoverable amounts are based on each CGUs future after-tax cash flows expected to be derived from the Company’s mineral properties and represent each CGUs FVLCTS. The after-tax cash flows are determined based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures. Projected cash flow are discounted using a weighted average cost of capital. Management’s estimate of the FVLCTS of its CGUs is classified as level 3 in the fair value hierarchy.

At December 31, 2015, the Company determined there were several indicators of potential impairment on its non current assets, including the decline in the Company’s market capitalization, reduction in the market consensus on long term silver price forecasts during the year and the consequential impact on the Company’s reserves and resources.  Based on the Company’s assessment of the recoverable amounts of its CGUs, the Company concluded that the Caylloma Mine had an estimated recoverable value, based on its FVLCTS, below its carrying value and an impairment charge was required.  As a result, the Company recognized a $17.0 million, net of tax ($25.0 million before tax) (2014: $nil) impairment charge, on the carrying value of net assets of $65.2 million, in respect to the Company’s investment in Caylloma. The impairment charge was allocated on a pro rata basis against the net book value of the mineral properties, plant and equipment.

Management’s Discussion and Analysis Page - 11

For December 31, 2015, the key assumptions used for FVLCTS calculations were as follows:

	December 31, 2015
Metal Price Assumptions	2016	2017	2018	2019	2020	2021	2022
Gold price $ per ounce	$ 1,150.00	$ 1,173.85	$ 1,191.54	$ 1,215.71	$ 1,200.56	$ 1,200.56	$ 1,200.56
Silver price $ per ounce	$ 15.00	$ 16.00	$ 16.00	$ 16.00	$ 16.00	$ 16.00	$ 16.00
Lead price $ per tonne	$ 1,750.00	$ 1,936.98	$ 1,921.58	$ 2,014.90	$ 2,016.62	$ 2,016.62	$ 2,016.62
Zinc price $ per tonne	$ 1,750.00	$ 2,216.41	$ 2,350.62	$ 2,525.38	$ 2,218.65	$ 2,218.65	$ 2,218.65

Weighted average cost of capital	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%

Expected future cash flows to determine the FVLCTS in the impairment testing of non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs, and capital expenditures reflected in the Company’s LOM plans, as well as economic factors beyond management’s control, such as silver and gold prices, discount rates, and observable net asset valuation multiples. Should management’s estimate of the future not reflect actual events, further impairments, or reversals of impairments may be identified.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

Management’s Discussion and Analysis Page - 12

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended December 31,				Years ended December 31,
	2015		2014		2015		2014
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver-Gold
Opening Inventory (t)	-	283	-	198	-	302	-	617
Production (t)	-	4,663	-	5,081	-	21,321	-	20,014
Sales (t)	-	4,779	-	4,952	-	21,394	-	20,303
Adjustment (t)	-	(2)	-	-	-	(63)	-	(1)
Closing Inventory (t)	-	165	-	327	-	165	-	327
Zinc
Opening Inventory (t)	488	-	408	-	464	-	485	-
Production (t)	8,625	-	6,288	-	31,967	-	24,410	-
Sales (t)	8,680	-	6,256	-	32,063	-	24,501	-
Adjustment (t)	8	-	24	-	74	-	70	-
Closing Inventory (t)	442	-	464	-	442	-	464	-
Lead-Silver
Opening Inventory (t)	500	-	287	-	220	-	208	-
Production (t)	6,836	-	3,600	-	19,818	-	14,318	-
Sales (t)	6,712	-	3,689	-	19,474	-	14,411	-
Adjustment (t)	(14)	-	21	-	45	-	105	-
Closing Inventory (t)	610	-	220	-	610	-	220	-

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary Cuzcatlan, holds an option (the “option”) to acquire a 60% interest (the “interest”) in the Tlacolula silver project (the “property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, by making staged payments totaling $0.30 million in cash, and by providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million in cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million in cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million in cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million in cash and $0.05 million cash equivalent in shares by January 15, 2013;

➢

$0.05 million in cash by January 19, 2015; and,

➢

$0.10 million in cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property of which has not occurred.

Management’s Discussion and Analysis Page - 13

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%. Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As of December 31, 2015, the Company had issued an aggregate of 34,589 common shares of the Company to Radius, with a fair market value of $0.15 million, and paid $0.20 million in cash according to the terms of the option agreement.  Joint venture has not been formed as of yet.

Annual 2015 Financial Results

	Years Ended December 31,
Expressed in $000’s, except per share data	2015	2014	2013
Sales	154,729	174,006	137,394
Mine operating earnings	43,648	60,253	41,775
Operating (loss) income	(1,840)	33,750	(9,629)
Net (loss) income	(10,608)	15,602	(19,100)
(Loss) earnings per share, basic	(0.08)	0.12	(0.15)
(Loss) earnings per share, diluted	(0.08)	0.12	(0.15)

Total assets	379,654	350,310	302,215
Long term bank loan	39,486	-	-
Other liabilities	4,620	4,661	2,343

Net loss for the year ended December 31, 2015 (“2015”), amounted to $10.6 million compared with $15.6 million net income for the year ended December 31, 2014 (“2014”), resulting in a basic loss per share of $0.08 (2014: earnings of $0.12).

The Company’s adjusted net income was $6.7 million (2014: $15.7 million), after adjusting for the non-cash impairment of inventories, net of tax, of $0.4 million ($0.6 million before tax) (2014: $0.1 million); non-cash impairment of Caylloma Mine, net of tax, of $17.0 million ($25.0 million before tax) (2014: $nil); and non-cash other operating income-other, net of tax, of $0.1 million (2014: $nil). Refer to non-GAAP financial measures.

As at December 31, 2015, total assets increased to $379.7 million, as the $40.0 million term credit facility was drawn down, with a net of unamortized transaction costs of $0.5 million; property, plant and equipment increased $8.6 million; accounts receivable and other assets decreased $12.8 million; and inventories decreased $4.5 million.

For other liabilities as of December 31, 2015, refer to financial statement note 12.

Management’s Discussion and Analysis Page - 14

Summary of Financial Results

	Years ended December 31,
(Expressed in $ millions)	2015	2014	% Chg
Sales	$154.7	$174.0	(11%)
Cost of Sales	111.1	113.7	(2%)
Mine operating earnings*	$43.6	$60.3	(28%)
as a % of Sales	28%	35%	(19%)
Selling, general and administrative expenses	17.9	25.4	(30%)
Foreign exchange (gain) loss	1.6	(0.2)	(900%)
Impairment of mineral properties	25.0	-	0%
Operating (loss) income	(1.8)	33.7	(105%)
as a % of Sales	-1%	19%	(106%)
(Loss) income before tax	(3.2)	32.9	(110%)
Net (loss) income	(10.6)	15.6	(168%)
as a % of Sales	-7%	9%
Adjustments to net (loss) income, net of taxes**	$17.3	$0.1	17200%
Adjusted net income */**	$6.7	$15.7	(57%)
Operating cash flow before changes in working capital*	$30.6	$59.8	(49%)

Note: Figures may not add due to rounding

Note: * Mine operating earnings, Adjusted net income, and Operating cash flow per share before changes in working capital are non-GAAP financial measures

Note: ** Refer to non-GAAP Financial Measures

2015 net loss amounted to $10.6 million (2014: income $15.6 million) as a result of a $25.0 million (before tax) impairment charge on the Caylloma mine.  Adjusted net income in 2015 decreased 57% to $6.7 million compared to $15.7 million in 2014. This was due mainly to lower metal prices partially offset by higher gold and base metal production, and lower unit costs at both operations.  General and administrative expenses were $7.5 million lower compared to 2014.  This was mostly due to a stock based compensation charge of $1.5 million in 2015, compared to $6.7 million in 2014 (a $5.2 million decrease), and $1.5 million less corporate expenses.

Sales

The following table summarizes the details of sales by region and component:

Management’s Discussion and Analysis Page - 15

	YEAR TO DATE RESULTS
	Years ended December 31,
	2015			2014
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
(Expressed in $ millions, unless otherwise noted)
Provisional Sales	54.8	103.2	158.1	67.5	108.6	176.0
Adjustments *	(1.0)	(2.3)	(3.4)	(1.5)	(0.6)	(2.0)
Sales	53.8	100.9	154.7	66.0	108.0	174.0

Silver
Provisional Sales (oz)	1,715,126	4,903,658	6,618,784	2,209,690	4,484,861	6,694,552
Realized Price ($/oz)**	15.80	15.60	15.65	19.01	18.85	18.90
Net Realized Price ($/oz)***	13.58	14.01	13.90	16.46	16.92	16.77
Gold
Provisional Sales (oz)	1,070	38,140	39,209	1,828	33,930	35,758
Realized Price ($/oz)**	1,192.12	1,155.23	1,156.24	1,275.25	1,259.65	1,260.44
Net Realized Price ($/oz)***	623.27	903.37	895.73	907.40	962.61	959.79
Lead
Provisional Sales (000’s lb)	23,361	-	23,361	16,244	-	16,244
Realized Price ($/lb)**	0.80	-	0.80	0.95	-	0.95
Net Realized Price ($/lb)***	0.58	-	0.58	0.71	-	0.71
Zinc
Provisional Sales (000’s lb)	35,934	-	35,934	27,471	-	24,471
Realized Price ($/lb)**	0.87	-	0.87	0.98	-	0.98
Net Realized Price ($/lb)***	0.48	-	0.48	0.65	-	0.65

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Sales for 2015 were $154.7 million, 11% below the prior year (2014: $174.0 million). Silver ounces sold decreased 1%, and gold ounces sold increased 10%, while realized prices on provisional sales for silver and gold decreased 17% and 8%, respectively. Sales at San Jose decreased 7% to $100.9 million (2014: $108.0 million) as a result of lower realized prices for silver and gold. Sales at Caylloma decreased 18% to $53.8 million (2014: $66.0 million) as a result of lower realized prices for silver, lead, and zinc, and lower silver and gold ounces sold.

Sales in 2015 comprised 58% silver and 22% gold, compared with 64% and 19%, respectively, in the prior year.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. During 2015, the recorded sales consisted of provisional sales of $158.1 million (2014: $176.0 million); negative price and mark-to-market adjustments of $2.3 million (2014: $0.5 million); and negative assay adjustments of $1.0 million (2014: negative $1.5 million).

Management’s Discussion and Analysis Page - 16

The net realized prices shown above are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Mine Operating Earnings, Operating (Loss) Income, and Adjusted EBITDA

The following table summarizes the details of mine operating earnings, operating (loss) income, and adjusted EBITDA by region and component:

	Years ended December 31,
	2015				2014
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	% Change
Mine operating earnings*	$ -	$ 3.7	$ 40.0	$ 43.6	$ -	$ 14.9	$ 45.3	$ 60.3	(28%)
as a % of Sales	0%	7%	40%	28%	0%	23%	42%	35%	(19%)
Other expenses
Selling, general and administrative expenses	10.8	2.6	4.5	17.9	17.5	3.5	4.4	25.4	(30%)
as a % of Sales	0%	5%	4%	12%	0%	5%	4%	15%	(21%)
Operating (loss) income	(11.3)	(24.8)	34.2	(1.8)	(17.8)	10.9	40.8	33.8	(105%)
as a % of Sales	0%	-46%	34%	-1%	0%	16%	38%	19%	(106%)
Net (loss) income	(12.6)	(21.1)	23.1	(10.6)	(18.3)	5.6	28.4	15.6	(168%)
Adjustments to net (loss) income, net of taxes	-	17.2	0.1	17.3	-	0.1	-	0.1	17200%
Adjusted net (loss) income *	$ (12.6)	$ (3.9)	$ 23.2	$ 6.7	$ (18.3)	$ 5.7	$ 28.4	$ 15.7	(57%)

Operating (loss) income	$ (11.3)	$ (24.8)	$ 34.2	$ (1.8)	$ (17.8)	$ 10.9	$ 40.8	$ 33.8	(105%)
Add back: Depreciation, depletion and amortization**	0.6	9.4	15.7	25.7	0.5	7.5	15.5	23.5	9%
Add back: Share-based payments**	1.5	-	-	1.5	6.7	-	-	6.7	(78%)
Add back: Impairment of mineral properties	-	25.0	-	25.0	-	-	-	-	0%
Add back: Other operating expense (income)	-	0.6	0.2	0.6	-	0.1	-	0.2	200%
Adjusted EBITDA*	$ (9.2)	$ 10.0	$ 50.1	$ 50.9	$ (10.6)	$ 18.4	$ 56.3	$ 64.1	(21%)

Note : Figures may not add due to rounding

Note: * Mine operating earnings, Adjusted net (loss) income, and adjusted EBITDA are non-GAAP financial measures

Note: **included in cost of sales or selling, general and administrative expenses

For 2015, mine operating earnings decreased 28% due to lower sales and higher depletion. Margin (mine operating earnings over sales) decreased from 35% to 28%, impacted mostly by deteriorated results at Caylloma, where mine operating earnings fell 75% and margin fell from 23% to 7%. Caylloma was affected by lower silver, lead, and zinc, prices of 17%, 16%, and 11%, respectively, higher depletion compared to 2014, and a drop in silver sold of 22%. This was partially offset by higher lead and zinc sales of 44% and 31% and lower unit costs of 5%.  Mine operating earnings at San Jose fell 12% and margin dropped slightly from 42% to 40% as the impact of lower metal prices and higher depletion was partially offset by higher silver and gold sold, and lower unit costs of 7%.

Management’s Discussion and Analysis Page - 17

Adjusted EBITDA in 2015 decreased $13.2 million, or 21% over 2014 to $50.9 million reflecting the negative effect of metal prices with the largest impact felt at the Caylloma mine. Adjusted EBITDA at Caylloma was down $8.4 million or 46%, while at the San Jose mine adjusted EBITDA was down $6.2 million, or 11%, as improved operating results helped compensate the negative impact of metal prices.

Selling, General and Administrative Expenses

The following table summarizes the details of selling, general and administrative expenses by region and component:

	Expressed in $ millions
	Years ended December 31,
	2015					2014
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 9.3	$ 2.5	$ 3.9	$ 15.7	$ 10.8	$ 3.4	$ 3.5	$ 17.7
Share-based payments	1.5	-	-	1.5	6.7	-	-	6.7
Workers’ participation	-	0.1	0.6	0.7	-	0.1	0.9	1.0
	$ 10.8	$ 2.6	$ 4.5	$ 17.9	$ 17.5	$ 3.5	$ 4.4	$ 25.4

Selling, general and administrative expenses for 2015 decreased 30%, or $7.5 million, to $17.9 million (2014: $25.4 million). The main driver for the decrease was the decline in share-based payments to $1.5 million, a $5.2 million reduction compared with the prior year period that was mostly related to mark-to-market effects stemming from the performance of our share price. Without the mark-to-market effect of $3.5 million the charge for share-based payments would have been $5.0 million. Also contributing to the decrease were lower general and administrative expenses of $2.0 million to $15.7 million and lower workers’ participation of $0.3 million to $0.7 million.

Foreign Exchange Loss (Gain)

For 2015, foreign exchange loss (gain) by reportable segments was as follows:

Expressed in $ millions
Years ended December 31,
2015					2014
Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
$ 0.2	$ 0.3	$ 1.1	$ 1.6	$ (0.7)	$ 0.3	$ 0.2	$ (0.2)

The increase in the foreign exchange loss by $1.8 million to $1.6 million is a result of the devaluation of the Peruvian nuevo sol and Mexican peso against the United States dollar. Refer below to “Currency Risk” or to financial statement note 17 b).

Management’s Discussion and Analysis Page - 18

Impairment of Mineral Properties

For 2015, the $25.0 million (2014: $nil) impairment of mineral properties relates to the impairment of Caylloma as a result of declining metal prices. Refer above to the disclosure on the “Impairment of Caylloma Mine.”

Other Operating Expenses

The following table summarizes the details of other operating expenses:

	Expressed in $ millions
	Years ended December 31,
	2015	2014
Loss on disposal of mineral properties, plant and equipment	$-	$0.1
Restructuring and severance costs	0.2	1.1
Impairment of inventories	0.6	0.1
Other operating (income) – other	(0.1)	-
	$0.7	$1.3

Restructuring and severance costs include the Company’s cost-reduction program which includes salaries and post-employment costs. For 2015, these costs were related solely to Caylloma, compared with the prior year, when the costs were throughout the organization.

For 2015, the impairment of inventories included the write-down of concentrate stock piles of $0.2 million, and $0.4 million of materials were written down to net realizable value.

	Expressed in $ millions
	Years ended December 31,
	2015			2014
	Bateas	Cuzcatlan	Total	Bateas	Cuzcatlan	Total
Concentrate stock piles	$ 0.2	$ -	$ 0.2	$ -	$ -	$ -
Materials and supplies	0.1	0.3	0.4	0.1	-	0.1
	$ 0.3	$ 0.3	$ 0.6	$ 0.1	$ -	$ 0.1

Finance items

The following table summarizes the details of finance items:

Management’s Discussion and Analysis Page - 19

	Expressed in $ millions
	Years ended December 31,
	2015	2014
Finance income
Interest income on FVTPL financial assets	$0.4	$0.3
Total finance income	$0.4	$0.3
Finance expenses
Interest expense	1.3	-
Standby and commitment fees	0.2	0.4
Accretion of provisions (Note 13)	0.3	0.8
Total finance expense	$1.8	$1.2
Net finance expense	$(1.4)	$(0.9)

Interest expense of $1.3 million (2014: $nil) includes $0.8 million interest on the bank loan, $0.4 million interest on the interest rate swap, and $0.1 million on leases. Refer below to the discussion on “Liquidity and Capital Resources.”

Income Taxes

The following table summarizes the details of income taxes by region and component:

	Expressed in $ millions
	Years ended December 31,
	2015			2014
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 1.8	$ 9.8	$ 11.6	$ 3.6	$ 9.9	$ 13.5
Deferred income tax	(5.7)	1.5	(4.2)	1.6	2.2	3.8
	$ (3.9)	$ 11.3	$ 7.4	$ 5.2	$ 12.1	$ 17.3

Income taxes for 2015 decreased to $7.4 million (2014: $17.3 million) as current income tax decreased $1.9 million and deferred income tax decreased $8.0 million because of the $8.0 million (2014: $nil) tax impact of the impairment charge for Caylloma Mine.

For 2015, the Company paid $17.8 million in income tax, comprising $8.8 million in income tax related to the 2014 fiscal period and $9.0 million in tax installments related to the 2015 fiscal period. The current income tax incurred in 2015 was $11.6 million (2014: $13.5 million).

Management’s Discussion and Analysis Page - 20

Quarterly Information

The following table provides information for eight fiscal quarters up to December 31, 2015:

	Quarters ended
	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Expressed in $000’s, except per share data	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14
Sales	37,013	39,041	38,871	39,804	37,823	46,384	44,319	45,480
Mine operating earnings	10,332	10,333	10,402	12,581	10,052	16,720	16,277	17,204
Operating (loss) income	(20,675)	6,099	4,775	7,961	3,653	13,201	7,623	9,273
Net (loss) income	(17,290)	2,592	236	3,854	57	7,824	2,868	4,853
(Loss) earnings per share, basic	(0.13)	0.02	-	0.03	-	0.06	0.02	0.04
(Loss) earnings per share, diluted	(0.13)	0.02	-	0.03	-	0.06	0.02	0.04

Total assets	379,654	398,648	392,488	351,260	350,310	342,413	330,791	318,349
Long term bank loan	39,486	39,487	39,470	-	-	-	-	-
Other liabilities	4,620	4,353	5,701	4,578	4,661	4,076	5,269	4,076

During Q4 2015, sales decreased 5% from Q3 2015 as a result of a decrease in silver and gold ounces sold of 7% and 10%, respectively, and of lower head grades for silver and gold of 7% and 6%, respectively. Mine operating earnings was flat at $10.3 million as a result of both the decrease in sales and cost of sales of $2.0 million. Operating loss increased because of the non-cash impairment charge on Caylloma Mine of $25.0 million ($17.0 million, net of tax) (Q3 2015: $nil) related to the reduction of Caylloma Mine’s carrying value as a result of declining metal prices. Current assets decreased $14.3 million, and non-current assets decreased $4.7 million, resulting in the reduction in total assets of $19.0 million to $379.7 million compared with Q3 2015.

During Q3 2015, sales and mine operating earnings remained relatively unchanged from Q2 2015, while operating income increased 28% to $6.1 million. This reflects a recovery of share-based payments of $1.5 million in Q3 2015 compared with a $1.2 million charge in Q2 2015 as a result of the decline in the Company’s share price in Q3 2015.

During Q2 2015, sales decreased 2%, or $0.9 million, from Q1 2015, due mostly to negative mark-to-market adjustment increases of $1.0 million. Operating income decreased 40%, or $3.2 million, from Q1 2015 as a result of $2.2 million in lower mine operating earnings, $0.4 million in higher share-based payment costs, $0.9 million in higher foreign exchange costs, $0.4 million in lower corporate costs, and $0.7 million in higher interest expense related to a bank loan. The Company’s long term bank loan includes a $40.0 million bank loan, net of unamortized transaction costs of $0.5 million, for working capital requirements and general corporate purposes.

During Q1 2015, sales increased 5%, or $2.0 million, from Q4 2014, due mostly to higher gold and base metal sold. The Company’s realized prices for silver and gold increased 2% to $16.65 and $1,215.57 per ounce, respectively. Operating income increased twofold from Q4 2014 as mine operating earnings increased $2.5 million and as restructuring and severance costs declined from $1.1 million to $nil in Q1 2015.

Management’s Discussion and Analysis Page - 21

During Q4 2014, sales decreased 18%, or $8.6 million, from Q3 2014 as metal prices decreased. The Company’s realized prices for silver and gold declined 15% and 6%, respectively, to $16.33 and $1,192.86 per ounce, respectively. During the fourth quarter of 2014, the Company’s operating income was negatively affected by the mark-to-market effects on share-based compensation expense of $1.4 million, compared with a recovery of $0.8 million in Q3 2014. In addition, as a result of declining metal prices the Company restructured its operations and incurred restructuring and severance costs of $1.1 million during the fourth quarter of 2014 that negatively affected its operating income in that quarter.

During Q3 2014, sales increased 5%, or $2.1 million, from Q2 2014 as a result of Caylloma’s and San Jose’s provisional sales increasing $1.9 million and $3.8 million, respectively, and being offset by negative price and mark-to-market adjustments that increased $1.0 million and $2.1 million, respectively. During Q3 2014, operating income increased 73% to $13.2 million from Q2 2014 as selling, general and administrative expenses decreased $5.1 million, or 60%, to $3.5 million. The decrease in selling, general and administrative expenses was mainly attributed to the positive effect of mark-to-market effects on share-based compensation of $4.1 million over Q2 2014.

During Q2 2014, sales decreased 3%, or $1.2 million, from Q1 2014 as a result of San Jose’s provisional sales declining $1.9 million, offset by positive adjustments of $0.7 million. San Jose’s provisional sales of silver and gold declined 2% and 5%, respectively, from Q1 2014, along with lower realized silver and gold prices of 3% and 1%, respectively.

Fourth Quarter 2015 Financial Results

Summary of Financial Results

	Three months ended December 31,
(Expressed in $ millions)	2015	2014	% Chg
Sales	$37.0	$37.8	(2%)
Cost of Sales	26.7	27.8	(4%)
Mine operating earnings*	$10.3	$10.1	2%
as a % of Sales	28%	27%	4%
Selling, general and administrative expenses	4.6	5.2	(12%)
Foreign exchange (gain) loss	0.8	0.1	700%
Impairment of mineral properties	25.0	-	0%
Operating (loss) income	(20.7)	3.5	(691%)
as a % of Sales	-56%	9%	(704%)
(Loss) income before tax	(21.2)	3.4	(724%)
Net (loss) income	(17.3)	0.1	(17400%)
as a % of Sales	(47%)	0%
Adjustments to net (loss) income, net of taxes**	$17.2	$0.1	17100%
Adjusted net (loss) income */**	$(0.1)	$0.2	(150%)
Operating cash flow before changes in working capital *	$10.8	$10.0	8%

Note : Figures may not add due to rounding

Note: * Mine operating earnings, Adjusted net (loss) income, and Operating cash flow per share before changes in working capital are non-GAAP financial measures

Note: ** Refer to non-GAAP Financial Measures

Management’s Discussion and Analysis Page - 22

Q4 2015 net loss amounted to $17.3 million (Q4 2014: $0.1 million), resulting in a basic loss per share of $0.13 (Q4 2014: $nil) driven by a $25.0 million impairment charge at the Caylloma mine.  The Company’s Q4 2015 adjusted net loss was $0.1 million (Q4 2014: income of $0.2 million). The adjusted net loss was driven by an operating loss at Caylloma resulting from 19% lower sales, and a high deferred tax charge from the impact of the devaluation of the Peruvian nuevo sol.  Compared to the prior year San Jose increased sales by 9% and operating income by 28%.  Refer to non-GAAP financial measures.

Cash flow from operations, before changes in working capital and after income taxes paid, increased 9% to $10.8 million (Q4 2014: $10.0 million).

Operating cash flow per share, before changes in working capital items, increased to $0.08 (Q4 2014: $0.08) (refer to non-GAAP financial measures).

Sales

The following table summarizes the details of sales by region and component:

	QUARTERLY RESULTS
	Three months ended December 31,
	2015			2014
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
(Expressed in $ millions, unless otherwise noted)
Provisional Sales	12.0	25.8	37.8	15.3	23.1	38.4
Adjustments *	-	(0.8)	(0.8)	(0.5)	(0.1)	(0.6)
Sales	12.0	25.0	37.0	14.8	23.0	37.8

Silver
Provisional Sales (oz)	322,465	1,292,443	1,614,908	544,603	1,066,710	1,611,313
Realized Price ($/oz)**	14.75	14.81	14.80	16.41	16.28	16.33
Net Realized Price ($/oz)***	12.59	13.26	13.13	14.07	14.48	14.34
Gold
Provisional Sales (oz)	73	9,792	9,865	318	8,452	8,770
Realized Price ($/oz)**	1,030.87	1,106.91	1,106.34	1,204.32	1,192.43	1,192.86
Net Realized Price ($/oz)***	91.07	881.86	876.01	701.67	908.15	900.66
Lead
Provisional Sales (000’s lb)	8,156	-	8,156	4,181	-	4,181
Realized Price ($/lb)**	0.77	-	0.77	0.90	-	0.90
Net Realized Price ($/lb)***	0.54	-	0.54	0.68	-	0.68
Zinc
Provisional Sales (000’s lb)	9,665	-	9,665	6,954	-	6,954
Realized Price ($/lb)**	0.73	-	0.73	1.01	-	1.01
Net Realized Price ($/lb)***	0.37	-	0.37	0.65	-	0.65

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Management’s Discussion and Analysis Page - 23

Sales for Q4 2015 were $37.0 million, 2% below Q4 2014’s $37.8 million. Silver ounces sold were flat, and gold ounces sold increased 12%, while realized prices on provisional sales for silver and gold decreased 9% to $14.80 per ounce and 7% to $1,106.34 per ounce, respectively. Sales at San Jose increased 9% to $25.0 million (Q4 2014: $23.0 million) as a result of increased silver and gold ounces sold of 21% and 16%, respectively, compared with the same period in the prior year. Sales at Caylloma decreased 19% to $12.0 million (Q4 2014: $14.8 million) as a result of lower silver and gold ounces sold and lower realized prices for silver.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. During the fourth quarter of 2015, recorded sales consisted of provisional sales of $37.8 million (Q4 2014: $38.4 million); negative price and mark-to-market adjustments of $0.6 million (Q4 2014: negative $0.5 million); and negative assay adjustments of $0.2 million (Q4 2014: negative $0.1 million).

The net realized prices shown above were calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Mine Operating (Loss) Earnings, Operating (Loss) Income, and Adjusted EBITDA

The following table summarizes the details of mine operating earnings, operating (loss) income, and adjusted EBITDA by region and component:

Management’s Discussion and Analysis Page - 24

	Three months ended December 31,
	2015				2014				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating (loss) earnings*	$ -	$ (0.5)	$ 10.8	$ 10.3	$ -	$ 1.8	$ 8.3	$ 10.1	2%
as a % of Sales	0%	-4%	43%	28%	0%	12%	36%	27%	5%
Other expenses
Selling, general and administrative expenses	3.1	0.5	1.0	4.6	3.5	0.9	0.7	5.2	(12%)
as a % of Sales	0%	4%	4%	12%	0%	6%	3%	14%	(10%)
Operating (loss) income	(3.4)	(26.7)	9.5	(20.7)	(4.2)	0.4	7.4	3.7	(659%)
as a % of Sales	0%	(223%)	38%	-56%	0%	3%	32%	10%	(672%)
Net (loss) income	(3.9)	(20.3)	6.9	(17.3)	(4.2)	(0.6)	5.0	0.1	(17400%)
Adjustments to net (loss) income, net of taxes	-	17.2	-	17.2	-	0.1	-	0.1	17100%
Adjusted net (loss) income*	$ (3.9)	$ (3.1)	$ 6.9	$ (0.1)	$ (4.2)	$ (0.5)	$ 5.0	$ 0.2	(150%)

Operating (loss) income	$ (3.4)	$ (26.7)	$ 9.5	$ (20.7)	$ (4.2)	$ 0.4	$ 7.4	$ 3.7	(659%)
Add back: Depreciation, depletion and amortization**	0.1	2.7	3.4	6.3	0.1	2.0	3.5	5.6	13%
Add back: Share-based payments**	1.0	-	-	1.0	1.4	-	-	1.4	(29%)
Add back: Impairment of mineral properties	-	25.0	-	25.0	-	-	-	-	0%
Add back: Other operating expense (income)	-	0.5	(0.1)	0.3	-	0.1	-	0.1	200%
Adjusted EBITDA*	$ (2.4)	$ 1.3	$ 12.9	$ 11.9	$ (2.8)	$ 2.6	$ 11.0	$ 10.8	10%

Note: Figures may not add due to rounding

Note: * Mine operating (loss) earnings, Adjusted net (loss) income, and adjusted EBITDA are non-GAAP financial measures

Note: ** included in cost of sales or selling, general and administrative expenses

During Q4 2015, mine operating earnings remained flat at $10.3 million as compared to Q4 2014 of $10.1 million, while gross margin (mine operating earnings over sales) was 28% (Q4 2014: 27%). A mine operating loss at Caylloma was offset by an increase of mine operating income of 30% at San Jose. Caylloma´s results were impacted by lower silver sold of 41% and lower metal prices, in particular lead and zinc which fell 14% and 28% quarter over quarter. Higher lead and zinc sold and lower unit costs of 11% partially compensated the negative effect from metal prices.  At San Jose, higher head grades and metallurgical recoveries, and lower unit costs of 8% more than compensated lower silver and gold prices, resulting in higher gross margin of 43% compared to 36% in Q4 2014.

Adjusted EBITDA in Q4 2015 increased 10% over Q4 2014 to $11.9 million driven by an increase at San Jose of $1.9 million, or 17%, to $12.9 million. This was partially offset by a decrease at Caylloma of $1.3 million or 50%, to $1.3 million.

Selling, General and Administrative Expenses

The following table summarizes the details of selling, general and administrative expenses by region and component:

Management’s Discussion and Analysis Page - 25

	Expressed in $ millions
	Three months ended December 31,
	2015					2014
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.1	$ 0.5	$ 0.8	$ 3.4	$ 2.1	$ 0.9	$ 0.6	$ 3.6
Share-based payments	1.0	-	-	1.0	1.4	-	-	1.4
Workers’ participation	-	-	0.3	0.3	-	-	0.1	0.1
	$ 3.1	$ 0.5	$ 1.1	$ 4.7	$ 3.5	$ 0.9	$ 0.7	$ 5.2

Selling, general and administrative expenses for Q4 2015 decreased 10%, or $0.5 million, to $4.7 million (Q4 2014: $5.2 million). The main driver for the decrease compared with the same period in the prior year was the decline in share-based payments of $0.4 million to $1.0 million that was mostly related to higher charges in Q4 2014 from the mark-to-market effect. Also contributing to the decrease were lower general and administrative expenses of $0.2 million to $3.4 million, offset by higher workers’ participation of $0.2 million to $0.3 million.

Foreign Exchange Loss (Gain)

For the three months ended December 31, 2015 and 2014, the foreign exchange loss (gain) by reportable segments was as follows:

Expressed in $ millions
Three months ended December 31,
2015					2014
Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
$ 0.2	$ 0.2	$ 0.4	$ 0.8	$ (0.3)	$ 0.2	$ 0.2	$ 0.1

The increase in the foreign exchange loss by $0.7 million to $0.8 million is a result of the devaluation of the Peruvian nuevo sol and Mexican peso against the United States dollar.

Impairment of Mineral Properties

For Q4 2015, the $25.0 million (Q4 2014: $nil) impairment of mineral properties relates to the impairment of Caylloma as a result of declining metal prices. Refer above to the disclosure on the “Impairment of Caylloma Mine.”

Other Operating Expenses

The following table summarizes the details of other operating expenses:

Management’s Discussion and Analysis Page - 26

	Expressed in $ millions
	Three months ended December 31,
	2015	2014
Restructuring and severance costs	$0.2	$1.1
Impairment of inventories	0.4	0.1
Other operating (income) – other	(0.1)	-
	$0.5	$1.2

Restructuring and severance costs include the Company’s cost-reduction program which includes salaries and post-employment costs. For Q4 2015, these costs were related solely to the Caylloma, compared with the same period in the prior year, when the costs were throughout the organization.

For Q4 2015, the impairment of inventories included the write-down of concentrate stock piles of $0.2 million, and $0.2 million of materials were written down to net realizable value.

	Expressed in $ millions
	Three months ended December 31,
	2015	2014
	Bateas	Bateas
Concentrate stock piles	$0.2	$-
Materials and supplies	0.2	0.1
	$0.4	$0.1

Finance items

	Expressed in $ millions
	Three months ended December 31,
	2015	2014
Finance income
Interest income on FVTPL financial assets	$0.1	$0.1
Total finance income	$0.1	$0.1
Finance expenses
Interest expense	0.4	-
Standby and commitment fees	-	0.1
Accretion of provisions (Note 13)	0.2	0.2
Total finance expense	$0.6	$0.3
Net finance expense	$(0.5)	$(0.2)

Interest expense of $0.4 million (Q4 2014: $nil) included $0.3 million interest on the bank loan and $0.1 million interest on the interest rate swap. Refer below to the discussion on “Liquidity and Capital Resources.”

Management’s Discussion and Analysis Page - 27

Income Taxes

The following table summarizes the details of income taxes by region and component:

	Expressed in $ millions
	Three months ended December 31,
	2015			2014
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 0.2	$ 2.7	$ 2.9	$ 0.2	$ 1.9	$ 2.1
Deferred income tax	(6.7)	(0.1)	(6.8)	0.8	0.5	1.3
	$ (6.5)	$ 2.6	$ (3.9)	$ 1.0	$ 2.4	$3.4

Income taxes for Q4 2015 decreased to a recovery of $3.9 million (Q4 2014: expense of $3.4 million), as current income tax increased $0.8 million and deferred income tax decreased $8.1 million because of the $8.0 million (Q4 2014: $nil) tax impact of the impairment charge for Caylloma Mine.

In Q4 2015, the Company paid $0.4 million in income tax related to the 2015 fiscal period. The current income tax incurred in Q4 2015 was $2.9 million (Q4 2014: $2.1 million).

Non-GAAP Financial Measures

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore (Non-GAAP Financial Measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months (“Q4”) and the years (“YTD Q4”) ended December 31, 2015 and 2014:

Management’s Discussion and Analysis Page - 28

Consolidated Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2015	YTD Q4 2015	Q4 2014	YTD Q4 2014

Cost of sales [1]	26,681	111,081	27,771	113,753
Add / (Subtract):
Change in concentrate inventory	(262)	57	235	(901)
Depletion and depreciation in concentrate inventory	64	(38)	(70)	211
Commercial and government royalties and mining taxes	(464)	(1,350)	(298)	(1,388)
Workers participation	(719)	(2,654)	(519)	(4,291)
Depletion and depreciation	(6,089)	(24,893)	(5,419)	(22,643)
Cash cost (A)	19,211	82,203	21,700	84,741

Cash cost (A)	19,211	82,203	21,700	84,741
Add / (Subtract):
By-product credits from gold, lead, and zinc	(16,676)	(66,600)	(15,356)	(63,198)
Refining charges	1,672	7,169	1,899	7,920
Cash cost applicable per payable ounce (B)	4,207	22,772	8,243	29,463

Payable ounces of silver production (C)	1,518,664	6,342,693	1,549,464	6,287,593

Cash cost per ounce of payable silver ($/oz) (B/C)	2.77	3.59	5.32	4.69

1 Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 29

San Jose Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2015	YTD Q4 2015	Q4 2014	YTD Q4 2014

Cost of sales [1]	14,175	60,968	14,661	62,622
Add / (Subtract):
Change in concentrate inventory	(292)	(396)	366	(1,006)
Depletion and depreciation in concentrate inventory	85	105	(98)	232
Commercial and government royalties and mining taxes	(318)	(669)	(71)	(487)
Workers participation	(670)	(2,269)	(456)	(3,556)
Depletion and depreciation	(3,399)	(15,527)	(3,425)	(15,161)
Cash cost (A)	9,581	42,212	10,977	42,644

Total processed ore (tonnes) (B)	172,789	717,505	181,702	676,959

Cash cost per tonne of processed ore ($/t) (A/B)	55.45	58.83	60.41	62.99

Cash cost (A)	9,581	42,212	10,977	42,644
Add / (Subtract):
By-product credits from gold	(8,605)	(34,803)	(7,791)	(32,244)
Refining charges	1,211	4,732	1,071	4,369
Cash cost applicable per payable ounce ( C)	2,187	12,141	4,257	14,769

Payable ounces of silver production (D)	1,211,035	4,731,738	1,031,736	4,195,180

Cash cost per ounce of payable silver ($/oz) (C/D)	1.81	2.57	4.13	3.52

Mining cost per tonne	33.20	32.37	32.73	31.51
Milling cost per tonne	8.34	13.02	14.11	16.08
Indirect cost per tonne	8.21	7.92	7.94	9.18
Community relations cost per tonne	1.33	1.15	1.53	1.25
Distribution cost per tonne	4.37	4.37	4.10	4.97
Total production cost per tonne	55.45	58.83	60.41	62.99

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 30

Caylloma Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2015	YTD Q4 2015	Q4 2014	YTD Q4 2014

Cost of sales [1]	12,506	50,113	13,110	51,131
Add / (Subtract):
Change in concentrate inventory	30	453	(131)	105
Depletion and depreciation in concentrate inventory	(21)	(143)	28	(21)
Commercial and government royalties and mining taxes	(146)	(681)	(227)	(901)
Workers participation	(49)	(385)	(63)	(735)
Depletion and depreciation	(2,690)	(9,366)	(1,994)	(7,482)
Cash cost (A)	9,630	39,991	10,723	42,097

Total processed ore (tonnes) (B)	117,776	466,286	117,060	464,823

Cash cost per tonne of processed ore ($/t) (A/B)	81.77	85.76	91.60	90.57

Cash cost (A)	9,630	39,991	10,723	42,097
Add / (Subtract):
By-product credits from gold, lead, and zinc	(8,071)	(31,797)	(7,565)	(30,954)
Refining charges	461	2,437	828	3,551
Cash cost applicable per payable ounce ( C)	2,020	10,631	3,986	14,694

Payable ounces of silver production (D)	307,629	1,610,955	517,728	2,092,413

Cash cost per ounce of payable silver ($/oz) (C/D)	6.57	6.60	7.70	7.02

Mining cost per tonne	38.68	43.83	44.16	43.58
Milling cost per tonne	15.40	14.66	15.41	15.32
Indirect cost per tonne	17.23	18.80	22.61	22.67
Community relations cost per tonne	0.50	0.36	0.94	0.65
Distribution cost per tonne	9.96	8.11	8.48	8.35
Total production cost per tonne	81.77	85.76	91.60	90.57

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 31

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver (Non-GAAP Financial Measure)

The Company believes that “all-in sustaining cash cost” and “all-in cash cost” better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the cost associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014.

All-in sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cost include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining cash cost per ounce in the consolidated financial statements for the three months and years ended December 31, 2015 and 2014:

Management’s Discussion and Analysis Page - 32

Consolidated Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2015	YTD Q4 2015	Q4 2014	YTD Q4 2014
Cash cost applicable per payable ounce	4,207	22,772	8,243	29,463
Commercial and government royalties and mining tax	483	3,294	298	1,388
Workers’ participation	904	3,318	629	5,321
Selling, general and administrative expenses (operations)	1,339	6,408	1,495	6,877
Adjusted operating cash cost	6,933	35,792	10,665	43,049
Selling, general and administrative expenses (corporate)	2,117	9,292	2,107	10,825
Sustaining capital expenditures[1]	17,928	42,977	5,383	30,395
Brownfields exploration expenditures[1]	561	3,965	1,232	6,757
All-in sustaining cash cost	27,539	92,026	19,387	91,026
Non-sustaining capital expenditures[1]	8,704	11,736	846	1,704
All-in cash cost	36,243	103,762	20,233	92,730
Payable ounces of silver operations	1,518,664	6,342,693	1,549,464	6,287,593
All-in sustaining cash cost per payable ounce of silver	18.13	14.51	12.51	14.48
All-in cash cost per payable ounce of silver	23.87	16.36	13.06	14.75

1 presented on a cash basis

San Jose Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2015	YTD Q4 2015	Q4 2014	YTD Q4 2014
Cash cost applicable per payable ounce	2,187	12,141	4,257	14,769
Commercial and government royalties and mining tax	337	2,613	71	487
Workers’ participation	837	2,836	570	4,445
Selling, general and administrative expenses (operations)	803	3,917	634	3,466
Adjusted operating cash cost	4,164	21,507	5,532	23,167
Sustaining capital expenditures[1]	15,719	35,840	3,037	21,477
Brownfields exploration expenditures[1]	461	3,513	1,146	5,978
All-in sustaining cash cost	20,344	60,860	9,715	50,622
Non-sustaining capital expenditures[1]	6,506	9,397	680	1,551
All-in cash cost	26,850	70,257	10,395	52,173
Payable ounces of silver operations	1,211,035	4,731,738	1,031,736	4,195,180
All-in sustaining cash cost per payable ounce of silver	16.80	12.86	9.42	12.07
All-in cash cost per payable ounce of silver	22.17	14.85	10.08	12.44

1presented on a cash basis

Management’s Discussion and Analysis Page - 33

Caylloma Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2015	YTD Q4 2015	Q4 2014	YTD Q4 2014
Cash cost applicable per payable ounce	2,020	10,631	3,986	14,694
Commercial and government royalties and mining tax	146	681	227	901
Workers’ participation	57	455	73	859
Selling, general and administrative expenses (operations)	536	2,491	861	3,411
Adjusted operating cash cost	2,759	14,258	5,147	19,865
Sustaining capital expenditures[1]	2,209	7,137	2,346	8,918
Brownfields exploration expenditures[1]	100	452	86	779
All-in sustaining cash cost	5,068	21,847	7,579	29,562
Non-sustaining capital expenditures[1]	2,198	2,339	166	153
All-in cash cost	7,266	24,186	7,745	29,715
Payable ounces of silver operations	307,629	1,610,955	517,728	2,092,413
All-in sustaining cash cost per payable ounce of silver	16.47	13.56	14.64	14.13
All-in cash cost per payable ounce of silver	23.62	15.01	14.96	14.20

1presented on a cash basis

Adjusted Net (Loss) Income (Non-GAAP Financial Measure)

The Company uses the financial measure of “adjusted net (loss) income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with the IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net (loss) income” does not have a standardized meaning prescribed by the IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Expressed in $ millions
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
NET (LOSS) INCOME FOR THE YEAR	$(17.3)	$0.1	$(10.6)	$15.6

Items of note, net of tax:
Impairment of mineral properties, plant and equipment	17.0	-	17.0	-
Impairment of inventories	0.3	0.1	0.4	0.1
Other operating income - other	(0.1)	-	(0.1)	-
ADJUSTED NET (LOSS) INCOME FOR THE YEAR (1)	(0.1)	0.2	6.7	15.7

(1) A non-GAAP financial measure

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with the IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, and adjusted EBITDA. These terms described and presented below do not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that its presentation provides useful information for investors.

Management’s Discussion and Analysis Page - 34

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Net (loss) income for the year	$(17,290)	$57	$(10,608)	$15,602
Items not involving cash	28,809	10,712	59,796	47,295
	$11,519	$10,769	$49,188	$62,897
Income taxes paid	(367)	(890)	(17,846)	(3,417)
Interest expense paid	(417)	-	(1,110)	(4)
Interest income received	86	87	354	275

Cash generated by operating activities before changes in working capital	$10,821	$9,966	$30,586	$59,751
Divided by
Weighted average number of shares (‘000’s)	129,133	127,700	129,001	126,787

Operating cash flow per share before changes in working capital (1)	$0.08	$0.08	$0.24	$0.47

(1) A non-GAAP financial measure

Mine operating earnings (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Sales	$37,013	$37,823	$154,729	$174,006
Cost of sales	26,681	27,771	111,081	113,753
Mine operating earnings (1)	$10,332	$10,052	$43,648	$60,253

Management’s Discussion and Analysis Page - 35

Adjusted EBITDA (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Net (Loss) income	$(17,290)	$57	$(10,608)	$15,602
Add back: Net finance expense	564	225	1,377	871
Add back: Depreciation, depletion, and amortization	6,263	5,579	25,739	23,517
Add back: Income taxes	(3,949)	3,371	7,391	17,277
Add back: Share-based payments	985	1,447	1,499	6,695
Add back: Impairment of mineral properties	25,000	-	25,000	-
Add back: Other operating expenses	321	99	550	187
Adjusted EBITDA (1)(2)	$11,894	$10,778	$50,948	$64,149

(1) A non-GAAP financial measure

(2) EBITDA is net income before interest, taxes, depreciation, depletion, and amortization, unrealized gains and losses on hedge contracts, share based payments, and other non-cash expenses.

Liquidity and Capital Resources

Full-Year 2015 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents at December 31, 2015, totaled $72.2 million (December 31, 2014:  $42.9 million), and its short term investments totaled $36.0 million (December 31, 2014: $34.4 million).

On April 1, 2015, the Company drew down a $40.0 million term credit facility from the Bank of Nova Scotia. (Refer to “Liquidity Risk,” discussed below.)

On March 26, 2015, the Company entered into an interest rate swap of $40.0 million, effective date of April 1, 2015, and expires on March 25, 2019 matching the maturity of the bank loan (refer to financial statement note 11).  The interest rate swap was entered into to hedge the variable interest rate risk on the bank loan.  The interest rate swap is designated as a cash flow hedge for forecasted variable interest rate payments.

The fixed rate on the interest rate swap is 1.52% and the floating amount is based on the one month LIBOR rate.  The interest rate swap is settled on a monthly basis and the settlement is the difference between the fixed and floating interest rate on a net basis. Refer to financial statement note 5.

Working capital for the year ended December 31, 2015, increased $11.5 million, to $93.9 million (December 31, 2014: $82.4 million). This reflects the proceeds from a bank loan of $39.3 million, net of transaction costs.

Management’s Discussion and Analysis Page - 36

The increase in working capital resulted from increases in the following: cash and cash equivalents of $29.4 million, short term investments of $1.6 million, income tax receivable of $0.1 million, and from decreases in the following: provisions of $0.4 million, and income tax payable of $6.1 million.

The increase in working capital was offset by decreases in the following: accounts receivable and other assets of $12.8 million, prepaid expenses of $0.1 million, inventories of $4.5 million, and from increases in the following: accounts payable of $7.5 million, derivative liabilities of $0.4 million, and current portion of other liabilities of $0.8 million.

During the year ended December 31, 2015, cash and cash equivalents increased $29.7 million (2014: increased $11.5 million) and comprised the following:

	Years ended December 31,
(Expressed in $ millions)	2015	2014	Change
Net cash provided by operating activities	$54.8	$60.2	$(5.4)
Net used in investing activities	(66.4)	(57.0)	(9.4)
Net cash provided by financing activities	41.3	8.2	33.1
Effect of exchange rate changes on cash and cash equivalents	(0.4)	(0.3)	(0.1)
INCREASE IN CASH AND CASH EQUIVALENTS	$29.7	$11.5	$18.2

Note: Figures may not add due to rounding

During the years ended December 31, 2015 and 2014, net cash provided by operating activities included income taxes paid, interest expense paid, and income received as follows:

	Years ended December 31,
(Expressed in $ millions)	2015	2014	Change
Cash provided by operating activities before interest and income	$73.4	$63.3	$10.1
Income taxes paid	(17.8)	(3.4)	(14.4)
Interest expense paid	(1.1)	-	(1.1)
Interest income received	0.4	0.3	0.1
Net cash provided by operating activities	$54.8	$60.2	$(5.4)

Note: Figures may not add due to rounding

For the years ended December 31, 2015 and 2014, net cash provided by operating activities included the following non-cash working capital items:

Management’s Discussion and Analysis Page - 37

	Years ended December 31,
(Expressed in $ millions)	2015	2014	Change	Change %
Cash generated by operating activities before changes in working capital	$30.6	$59.8	$(29.2)	-49%
Changes in non-cash working capital items
Accounts receivable and other assets	$13.2	$(4.5)	$17.7	-393%
Prepaid expenses	(0.2)	-	(0.2)	0%
Inventories	3.3	0.3	3.0	1000%
Trade and other payables	8.1	4.9	3.2	65%
Provisions	(0.3)	(0.2)	(0.1)	50%
Changes in non-cash working capital	$24.1	$0.5	$23.6	4720%
Net cash provided by operating activities	$54.8	$60.2	$(5.4)	-9%

Note: Figures may not add due to rounding

Cash used by the Company in investing activities for the year ended December 31, 2015, totaled $66.4 million (2014: $57.0 million) and comprised the following:

•

$2.6 million (2014: net purchases of $18.0 million) in net purchases of short term investments;

•

$6.8 million in net advances (2014: net advances of $0.1 million) on deposits on long term assets; and,

•

$57.1 million (2014: $38.9 million) in expenditures on mineral properties, plant and equipment,  representing an increase of $18.2 million over the prior year period and comprising the following expenditures:

Year ended December 31, 2015
(Expressed in $ millions)	Bateas	Cuzcatlan	Consolidated
Plant and equipment	$3.2	$3.3	$6.5
Dry stack tailings deposit project	-	25.0	25.0
Equipment and infrastructure	3.2	28.3	31.5
Plant Expansion	-	9.4	9.4
Infill drilling	-	1.6	1.6
Mine development	4.7	5.9	10.6
Brownfields exploration	0.5	3.5	4.0
	$8.4	$48.7	$57.1

During the year ended December 31, 2015, cash provided by financing activities totaled $41.3 million (2014: $8.2 million) and comprised the proceeds from a bank loan of $39.3 million (2014: $nil); net proceeds on the issuance of common shares of $2.0 million (2014: $8.5 million); and repayments of finance lease obligations of $nil (2014: $0.2 million).

Fourth Quarter 2015 Liquidity and Capital Resources

During Q4 2015, cash and cash equivalents increased $5.0 million (Q4 2014: increased $2.4 million) and comprised the following:

Management’s Discussion and Analysis Page - 38

	Three months ended December 31,
(Expressed in $ millions)	2015	2014	Change
Net cash provided by operating activities	$23.2	$9.3	$13.9
Net cash used in investing activities	(18.3)	(11.7)	(6.6)
Net cash provided by financing activities	0.1	4.8	(4.7)
INCREASE IN CASH AND CASH EQUIVALENTS	$5.0	$2.4	$2.6

Note: Figures may not add due to rounding

During the three months ended December 31, 2015 and 2014, net cash provided by operating activities included income taxes paid, interest expense paid, and income received as follows:

	Three months ended December 31,
(Expressed in $ millions)	2015	2014	Change
Cash provided by operating activities before interest and income	$23.9	$10.1	$13.8
Income taxes paid	(0.4)	(0.9)	0.5
Interest expense paid	(0.4)	-	(0.4)
Interest income received	0.1	0.1	-
Net cash provided by operating activities	$23.2	$9.3	$13.9

Note: Figures may not add due to rounding

During the three months ended December 31, 2015 and 2014, net cash provided by operating activities included the following non-cash working capital items:

	Three months ended December 31,
(Expressed in $ millions)	2015	2014	Change
Cash generated by operating activities before changes in working capital	$10.8	$10.0	$0.8
Changes in non-cash working capital items
Accounts receivable and other assets	$8.6	$1.2	$7.4
Prepaid expenses	(0.8)	(0.8)	-
Inventories	1.8	(0.1)	1.9
Trade and other payables	2.9	(0.9)	3.8
Provisions	(0.2)	-	(0.2)
Changes in non-cash working capital	$12.3	$(0.6)	$12.9
Net cash provided by operating activities	$23.2	$9.3	$13.9

Note: Figures may not add due to rounding

Cash used by the Company in investing activities for Q4 2015 totaled $18.3 million (Q4 2014: $11.7 million) and comprised the following:

•

$6.6 million (Q4 2014: net purchases of $3.2 million) in net redemption of short term investments;

•

$0.8 million in net receipts (Q4 2014: net advances of $1.1 million) on deposits on long term assets; and,

•

$25.6 million (Q4 2014: $7.5 million) in expenditures on mineral properties, plant and equipment comprising the following expenditures:

Management’s Discussion and Analysis Page - 39

Three months ended December 31, 2015
(Expressed in $ millions)	Bateas	Cuzcatlan	Consolidated
Plant and equipment	$1.7	$1.2	$2.9
Dry stack tailings deposit project	-	12.2	12.2
Equipment and infrastructure	1.7	13.4	15.1
Plant Expansion	-	6.5	6.5
Infill drilling	-	0.1	0.1
Mine development	1.1	2.3	3.4
Brownfields exploration	0.1	0.4	0.5
	$2.9	$22.7	$25.6

Cash provided by financing activities was $0.1 million (Q 2014: $4.8 million) and included the net proceeds on the issuance of common shares of $0.2 million (Q4 2014: $4.8 million), less the use of a bank loan of $0.1 million (2014: $nil).

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at December 31, 2015
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$29.0	$-	$-	$-	$29.0
Bank loan	-	-	40.0	-	40.0
Derivative liabilities	0.4	-	-	-	0.4
Income tax payable	3.6	-	-	-	3.6
Other liabilities	0.8	4.6	-	-	5.4
Operating leases	0.5	0.6	-	-	1.1
Provisions	0.4	1.2	1.2	11.1	13.9
	$34.7	$6.4	$41.2	$11.1	$93.4

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at December 31, 2015, $8,346 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, included $1,938 for the dry stack tailing dam and $4,649 for the plant expansion at the San Jose property, and $213 for an energy improvement project and $1,546 for the plant expansion at the Caylloma property.

Management’s Discussion and Analysis Page - 40

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 15 years and expires in 2022, after that it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business. The expected payments due by period, as at December 31, 2015, are as follows:

	Expressed in $’000’s
	Expected payments due by period as at December 31, 2015
	Less than 1 year	1 - 3 years	4 -5 years	Total
Office premises – Canada	$66	$199	$-	$265
Office premises – Peru	335	141	-	476
Office premises – Mexico	8	-	-	8
Total office premises	$409	$340	$-	$749
Computer equipment – Peru	126	47	-	173
Computer equipment – Mexico	4	139	-	143
Total computer equipment	$130	$186	$-	$316
Machinery – Mexico	-	59	-	59
Total machinery	$-	$59	$-	$59
Total operating leases	$539	$585	$-	$1,124

Tax Contingencies (expressed in $’000’s)

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $957, $564, respectively, for a total of $1,521.  The Company is currently appealing the assessments and believes the appeals will be ruled in favor of the Company.  The Company has provided a guarantee by way of a letter bond in the amount of $772. This bank letter of guarantee expires on September 8, 2016.

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were under review by the Mexican Tax Administration Service (SAT) and facing an administrative customs procedure (PAMA) for specific temporary import documents (pediments). On October 27, 2015, the Mexican Tax Administration Service (SAT) issued a final resolution regarding the Company’s foreign trade operations for tax years 2011 to 2014, concluding that certain claims are denied resulting in an assessment of $25 customs excise tax, $63 in VAT, and $93 in penalties and interest for a total of $181 (the “Tax Credit”).  On December 11, 2015, the Company, through Afianzadora Sofimex S.A., has established a security bond in the amount of $215, in favor of the PAMA to

Management’s Discussion and Analysis Page - 41

collateralize the Tax Credit of $181. This security bond expires on December 10, 2017. Subsequent to December, 31, 2015, on January 21, 2016, the Company presented its arguments before the Federal Court for the nullity and voidance of the Tax Credit.

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably for the Company.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company.  In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include the obligation to indemnify the following:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company; and,

➢

certain vendors of an acquired company for obligations that may or may not have been known at the date of the transaction.

The dollar value of guarantees and indemnifications cannot be reasonably estimated.

The Caylloma Mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 was subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013, the closure plan was updated with total closure costs of $7,996 of which $4,167 was subject to annual collateral in the form of a letter of guarantee.   In August 2015, the closure plan was again updated with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure of $3,594, and post closure of $573.  Under the rules of closure, for purposes of determining the annual financial collateral in the form of a letter of guarantee, the final closure and post-closure activities constitute one amount of $4,166, the same to be allocated annually constituting the following guarantees by year: 2016 $2,495, 2017 $3,179, 2018 $3,908, 2019 $4,705 and 2020 $5,641, according to the approved life in the study of mine closure.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $2,495 (2014: $1,842),on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3 (2014: $3), on behalf of Bateas, in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with an electric transmission line project. This bank letter of guarantee expires on November 30, 2016.

Management’s Discussion and Analysis Page - 42

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $55 (2014: $58), for office rental, on behalf of Bateas, in favor of Centro Empresarial Nuevo Mundo S.A.C. This bank letter of guarantee expires on July 15, 2016.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Years ended December 31,
Transactions with related parties	2015	2014
Salaries and wages [1,2]	$88	$83
Other general and administrative expenses [2]	104	108
Computer equipment [2]	6	-
	$198	$191

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services. In 2014, Radius Gold Inc. (“Radius”), which has directors in common with the Company and shares office space, reimbursed the Company for general overhead costs incurred in prior periods.

In 2015, the Company paid $50 in cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.  Refer to Note 8. a).

b)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due to related party	December 31, 2015	December 31, 2014
Owing to a company with a common director [3]	$8	$9

3 Owing to Gold Group Management Inc. (“Gold Group”) who has a director in common with the Company.

Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ

Management’s Discussion and Analysis Page - 43

from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Canadian, Peruvian and Mexican, and Barbados entities, management considered the currency that mainly influences the sales and costs of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the

Management’s Discussion and Analysis Page - 44

consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the year ended December 31, 2015, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 45

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$72,218	$-	$-	$72,218
Short term investments	36,031	-	-	36,031
Trade receivable from concentrate sales [1]	-	5,172	-	5,172
Derivative liabilities [2]	-	(351)	-	(351)
	$108,249	$4,821	$-	$113,070

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

1 The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

2 Derivative liabilities includes interest rate swaps. The fair value of the derivative liabilities reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,867	$-	$-	$42,867
Short term investments	34,391	-	-	34,391
Trade receivable from concentrate sales [1]	-	16,573	-	16,573
	$77,258	$16,573	$-	$93,831

Management’s Discussion and Analysis Page - 46

ii.

Fair Value of Financial Assets and Liabilities

Fair Values of Financial Assets and Liabilities

	Expressed in $’000’s
	December 31, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Trade receivable from concentrate sales [2]	$5,172	$5,172	$16,573	$16,573
Advances and other receivables [3]	1,350	1,350	2,226	2,226
	$6,522	$6,522	$18,799	$18,799
Financial liabilities
Derivative liabilities [1]	$351	$351	$-	$-
Other liabilities [3]	1,928	1,985	38	38
	$2,279	$2,336	$38	$38

1 Derivative derivative liabilities includes interest rate swaps. The fair value of the derivative assets reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Advances and other receivables and other liabilities are recorded at amortized costs. The fair value of other assets and other liabilities are primarily determined using quoted market prices, and the balances include the current portion of other assets and other liabilities, respectively.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Peruvian nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Peruvian nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 47

	Expressed in ‘000’s
	December 31, 2015				December 31, 2014
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$10,023	S/.	983	$46,405	$2,695	S/.	8,633	$56,739
Short term investments	-		-	-	7,696		-	-
Accounts receivable and other assets	83		4,035	6,805	897		3,742	15,692
Income tax receivable	-		2,663	-	-		448	-
Deposits on long term assets and long term borrowing costs	-		-	31,899	71		-	19,096
Trade and other payables	(2,921)		(10,931)	(163,699)	(2,231)		(12,387)	(117,848)
Provisions, current	-		(1,143)	(2,028)	-		(767)	(8,138)
Income tax payable	-		(15)	(61,960)	-		(37)	(143,426)
Other liabilities	(4,805)		-	(754)	(5,376)		-	(563)
Provisions	-		(24,475)	(83,978)	-		(20,710)	(73,001)
Total	$2,380	S/.	(28,883)	$(227,310)	$3,752	S/.	(21,078)	$(251,449)
Total US$ equivalent	$1,716		$(8,463)	$(13,211)	$3,226		$(7,052)	$(17,084)

Based on the above net exposure as at December 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $nil (2014: $358) and an impact to net income before tax of $2,217 (2014: $2,682).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at December 31, 2015 is as follows:

Management’s Discussion and Analysis Page - 48

	Expressed in ‘000’s
	December 31, 2015	December 31, 2014
Cash and cash equivalents	$72,218	$42,867
Short term investments	36,031	34,391
Accounts receivable and other assets	7,068	19,905
Income tax receivable	780	680
	$116,097	$97,843

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the same period in the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60.0 million senior secured financing (“credit facility”) consisting of a $40.0 million term credit facility with a 4 year term and a $20.0 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10.0 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40.0 million term credit facility was drawn down.

While the term credit facility remains unpaid, the Company is required to maintain the following financial covenants:

•

Total debt to EBITDA of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,

•

Minimum tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

(Refer to Contractual Obligations for the expected payments due as at December 31, 2015.)

Significant Changes, Including Initial Adoption of Accounting Standards

There were no significant accounting standards or interpretations along with any consequential amendments required for the Company to adopt for the year ended December 31, 2015.

Management’s Discussion and Analysis Page - 49

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual period starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments - Expected Credit Losses

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting

Management’s Discussion and Analysis Page - 50

phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognise assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at March 14, 2016 is 129,245,507 common shares. In addition, 3,100,415 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	10,000	$1.75	May 8, 2016
	864,180	$3.38	May 29, 2016
	103,800	$1.55	July 5, 2016
	250,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	659,382	$4.30	March 23, 2017
	242,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	901,969	$4.79	March 18, 2020
TOTAL OUTSTANDING OPTIONS:	3,100,415

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2014 available at www.sedar.com and www.sec.gov/edgar.shtml.

Management’s Discussion and Analysis Page - 51

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of December 31, 2015, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of December 31, 2015, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Persons

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-

Management’s Discussion and Analysis Page - 52

looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing and estimated major investments for mine development, plant expansion, filter facility and dry stack tailings deposit project, and brownfields exploration at the San Jose property during 2016;

•

the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma property during 2016;

•

maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•

expiry dates of bank letters of guarantee;

•

estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•

uncertainty of mineral resource and reserve estimates;

•

risks associated with mineral exploration and project development;

•

operational risks associated with mining and mineral processing;

•

uncertainty relating to concentrate treatment charges and transportation costs;

•

uncertainty relating to capital and operating costs, production schedules, and economic returns;

•

uncertainties relating to general economic conditions;

•

competition;

•

substantial reliance on the Caylloma and San Jose mines for revenues;

•

risks related to the integration of businesses and assets acquired by the Company;

Management’s Discussion and Analysis Page - 53

•

risks associated with potential legal proceedings;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•

fluctuations in metal prices;

•

risks associated with entering into commodity forward and option contracts for base metals production;

•

environmental matters including potential liability claims;

•

reliance on key personnel;

•

potential conflicts of interest involving the Company’s directors and officers;

•

property title matters;

•

dilution from further equity financing;

•

currency exchange rate fluctuations;

•

adequacy of insurance coverage;

•

sufficiency of  monies allotted for land reclamation; and

•

potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in the Company’s Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•

all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•

there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•

permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•

expected trends and specific assumptions regarding metal prices and currency exchange rates;

•

prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations; and

•

the accuracy of the Company’s current mineral resource and reserve estimates.

These forward-looking statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 54

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  Readers are cautioned not to assume that resources will ever be converted into reserves.  Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

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